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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                                  March 5, 2002


                            INFINEON TECHNOLOGIES AG

                              St.-Martin-Strasse 53
                                 D-81541 Munich
                           Federal Republic of Germany
                                Tel: +49-89-234-0
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X     Form 40-F
                                     ---                ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes        No  X
                                      ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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      This Report on Form 6-K is being filed to supplement the information contained in the section entitled "Operating and Financial Review" of our Annual Report on Form 20-F for the fiscal year ended September 30, 2001. This additional information is being supplied in compliance with Financial Reporting Releases No. 60 and 61 issued by the Securities and Exchange Commission.

CRITICAL ACCOUNTING POLICIES

      Our results of operations and financial condition are dependent upon accounting methods, assumptions and estimates that we use as a basis for the preparation of our consolidated financial statements. We have identified the following critical accounting policies and related assumptions, estimates and uncertainties, which we believe are essential to understanding the underlying financial reporting risks and the impact that these accounting methods, assumptions, estimates and uncertainties have on our reported financial results. This information should be read in conjunction with our consolidated financial statements and "Operating And Financial Review" included in our Annual Report on Form 20-F for the fiscal year ended September 30, 2001.

      REVENUE RECOGNITION

      We generally market our products to a wide variety of end users and a network of distributors. Our policy is to record revenue, net of discounts and allowances for price protection agreements, upon shipment or delivery to customers depending on the terms of the respective sales agreements, when the risks and rewards of ownership are transferred. The establishment of reserves for sales discounts and price protection allowances are dependent on the estimation of a variety of factors, including industry demand and the forecast of future pricing environments. This process is also highly judgmental in evaluating the above-mentioned factors and requires material estimates, including forecasted demand, returns and industry pricing assumptions.

      In future periods additional provisions may be necessary due to (1) further deterioration in the semiconductor pricing environment, (2) reductions in anticipated demand for semiconductor products or (3) lack of market acceptance for new products. If these factors result in a significant adjustment to sales discount and price protection allowances, it could significantly impact our future operating results.

      RECOVERABILITY OF LONG-LIVED ASSETS

      Our business is extremely capital intensive and requires a significant investment in property, plant and equipment. Due to an environment of rapid

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technological change in the semiconductor industry, we anticipate the level of capital expenditures to be significant in future periods. During the 2001 fiscal year, our capital expenditures approximated E 2.28 billion. At September 30, 2001, the carrying value of property, plant and equipment was E
5.23 billion. We have acquired other businesses, such as the April 2000 acquisition of Savan Communications Ltd. (Savan), the April 2001 acquisition of Ardent Technologies Inc. (Ardent) and the August 2001 acquisition of Catamaran Communications Inc.(Catamaran), which resulted in the generation of significant amounts of long-lived intangible assets, including goodwill. At September 30, 2001 our long-lived intangible assets amounted to E 437 million. We review long-lived assets, including intangible assets, for impairment whenever events or changes in circumstance indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Estimated fair value is generally based on either appraised value or by discounted estimated future cash flows.

      A continuation of the currently depressed economic conditions in the semiconductor industry could result in an increasingly adverse pricing environment due to significant industry over-capacity. Furthermore, continued weakness in the wireless and wireline communication segments could result in diminished values of recently acquired technologies. For example, we, as part of our restructuring plan, terminated a significant number of Ardent employees, abandoned certain technology acquired and significantly reduced further R&D expenditures for the Ardent business. Such events could result in reductions of future estimates of net cash flows expected to be generated to the extent that both long-lived tangible and intangible assets could be considered impaired, thereby negatively impacting our future operating results.

      VALUATION OF INVENTORY

      Historically, the semiconductor industry has experienced periods of extreme volatility, in product demand and in industry capacity, resulting in significant price fluctuations. As semiconductor demand is concentrated in such highly volatile industries as wireless communications, wireline communications and the computer industry, this volatility can be especially acute. This volatility has also resulted in significant fluctuations in price within relatively short time-frames. For example, the average selling price for 128-Mbit DRAM fell from $15.00 at September 30, 2000 to $1.45 at September 30, 2001. During the year ended September 30, 2001, we wrote-down inventories of E 358 million as a result of a significant deterioration in market conditions. At September 30, 2001, total inventory was E 882 million. As a matter of policy, we value inventory at the lower of cost or market. We review the recoverability of inventory based on regular monitoring of the size and composition of the inventory positions, current economic events and market conditions, projected future product demand and the pricing environment. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change.

      In future periods additional write-downs of inventory may be necessary due to (1) reduced semiconductor demand in the computer industry and the wireless and wireline communications industries, (2) increased industry capacity resulting from

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either technological improvements or new facilities, (3) technological obsolescence due to rapid developments of new products and technological improvements or (4) changes in economic or other events and conditions. These factors could result in adjustments to the valuation of inventory in future periods and significantly impact our future operating results.

      RECOVERABILITY OF LONG-TERM INVESTMENTS

      We have made a series of investments in companies that are principally engaged in the research and development, design and manufacture of semiconductors, integrated circuits and related products. The two most significant investments are ProMOS Technologies Inc. (Promos), a Taiwanese public company in which we own a 32.5% interest and ALTIS Semiconductor, which is a joint venture with IBM. At September 30, 2001, the carrying value of our long-term investments, the substantial majority of which are not publicly traded and are accounted for under the equity method, aggregated E 655 million. The quoted market value of ProMOS exceeded its carrying value at September 30, 2001. Our accounting policy is to record an impairment of such investments to net realizable value when the decline in fair value below carrying value is other than temporary. In determining if a decline in value is other than temporary, we consider factors such as the length of time and magnitude of the excess of carrying value, the forecasted results of the investee, the economic environment and state of the industry and our ability and intent to hold the investment.

      A prolonged downturn in the semiconductor industry could adversely impact the operations of these investments to generate future net cash flows. Furthermore, to the extent that these investments are not publicly traded, further judgments and estimates are required to determine their fair value. As a result, potential impairment charges to write-down such investments to net realizable value could adversely affect our future operating results.

      REALIZATION OF DEFERRED TAX ASSETS

      At September 30, 2001, total net deferred tax assets were E 379 million. Included in this total are the tax benefits of net operating loss and credit carryforwards of approximately E 441 million. These tax loss and credit carryforwards generally do not expire under current law, except certain amounts attributable to operations in the United States, which expire in 2020 and 2021. Realization of these amounts depends upon our generation of future taxable income at a level sufficient to absorb the loss and credit carryforwards. These deferred tax assets were recognized on the basis that it was more likely than not that these benefits, net of established valuation allowances, would be realized. The recorded amount of total deferred tax assets could be reduced if our estimates of projected future taxable income are lowered or changes in current tax regulations are enacted that impose restrictions on the timing or extent of our ability to utilize tax loss and credit carryforwards in the future.

      PURCHASE ACCOUNTING

      We have acquired other businesses, including Savan, Ardent and Catamaran, during the past two fiscal years. These acquisitions resulted in the recognition of E 95

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million of in-process research and development costs, which were immediately recognized as expense. Additionally, these acquisitions resulted in the generation of a significant amount of long-lived intangible assets. Our accounting policy relating to purchase business combinations requires the use of the purchase method whereby the purchase price is allocated to identifiable tangible and intangible assets based upon their fair value. The allocation of purchase price is highly judgmental and requires the extensive use of estimates and fair value assumptions, which can have a significant impact on operating results. Changes in semiconductor industry conditions, technological advances and other economic factors could result in revisions to the judgments, estimates and valuation techniques utilized in the application of purchase accounting. Additionally, our implementation of the provisions of Statement of Financial Accounting Standards 141, BUSINESS COMBINATIONS, could result in different allocations of purchase price than encountered in prior acquisitions, including allocations to non-amortizable intangible assets. Such differing allocations could impact future operating results if we continue to acquire other businesses in the future.

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OPERATING AND FINANCIAL REVIEW

LIQUIDITY AND CAPITAL RESOURCES
All amounts in Euro millions

OTHER CONTRACTUAL OBLIGATIONS   (1)                                      Payments Due by Period (2)
                                                 ------------------------------------------------------------------------------
                                                 Less than
                                         Total     1 year   1 - 2 years  2 - 3 years    3 - 4 years  4 - 5 years  After 5 years
                                        ---------------------------------------------------------------------------------------

Operating Leases                        E  368     E   84     E   73        E   50         E   46      E   21       E   94
Other Long-Term Obligations  (3)           651         65        326           130            130          --           --
                                        ------     ------     ------        ------         ------      ------       ------
Total Contractual Cash Obligations      $1,019     E  149     E  399        E  180         E  176      E   21       E   94
                                        ======     ======     ======        ======         ======      ======       ======


OTHER COMMERCIAL COMMITMENTS    (1)                             Amount of Commitment Expiration Per Period (2)
as of September 30, 2001                         ------------------------------------------------------------------------------
                                        Total
                                       Amounts   Less than
                                      Committed   1 year   1 - 2 years   2 - 3 years    3 - 4 years  4 - 5 years  After 5 years
                                      -----------------------------------------------------------------------------------------

Guarantees  (4)                         E  657     E  237     E   47        E   20         E   20      E   20       E  313
                                        ------     ------     ------        ------         ------      ------       ------
Total Commercial Commitments            E  657     E  237     E   47        E   20         E   20      E   20       E  313
                                        ======     ======     ======        ======         ======      ======       ======



NOTES
The above tables should be read in conjunction with Note 30 to our consolidated financial statements.

(1) US$ amounts have been translated to Euro at the rate of one euro = $0.9099, the noon buying rate on September 28, 2001

(2) Certain payments of obligations or expiration of commitments that are based on the achievement of milestones or other events that are not date-certain, are included for purposes of the above tables, based on management's estimate of the reasonably likely timing of payments or expirations in the particluar case. Actual outcomes could differ from those estimates.

(3) Includes commitments of E 455 million to the UMCi joint venture to construct a 300-millimeter wafer semiconductor facility, which are payable upon the achievement of certain milestones, and E 196 million relating to the redeemable interest in the Semiconductor300 joint venture, which redemption period commences in 2003.

(4) Includes a guarantee of a letter of credit in the amount of E 313 million issued to cover contingent liabilities to repy government grants in respect of the Dresden facility, a guarantee of indebtedness of ProMOS in the amount of E 159 million, which is reduced based upon the scheduled principal repayments of the underlying credit facility, and a guarantee of indebtedness of ALTIS in the amount of E 185 million, relating to a short-term bridge loan facility.

(5) We have entered into capacity reservation agreements with certain silicon foundry companies for the manufacturing and testing of semiconductor products. These agreements generally have a standard length of one to two years and are renewable. Under the terms of these agreements, we have agreed to purchase certain minimum quantities of products at prices based upon specified parameters, which are generally based upon the then existing market conditions. Additionally, under product purchase agreements with two of our investees, ProMOS and ALTIS, we have agreed to purchase approximately 38% (on a net basis as defined) and 50% of their respective total annual production output based, in part, on market prices. For the year ended September 30, 2001 total aggregate purchases under these agreements amounted to E 907 million. The fluctuations in the expenditures under these commitments reflects both variations in the types of product purchased and the significant market price changes of such products. The average selling price for 128-Mbit DRAM fell from $15.00 at September 30, 2000 to $1.45 at September 30, 2001. Due to the past and current product price volatility experienced in the semiconductor industry, the quantification of future purchase commitments under the market based capacity reservation agreements is not determinable with any degree of precision and has been omitted.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    INFINEON TECHNOLOGIES AG



Date: March 5, 2002                 By:  /s/ ULRICH SCHUMACHER
                                       --------------------------------
                                          Dr. Ulrich Schumacher
                                          Chairman and Chief
                                          Executive Officer


                                    By:  /s/ PETER J. FISCHL
                                       --------------------------------
                                          Peter J. Fischl
                                          Chief Financial Officer